# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wix.com Ltd., CIK 0001576789
CUSIP: M98068105
Title of class of securities: Ordinary shares, par value NIS 0.01 per share
Address of issuer's principal executive offices: 5 YUNITSMAN ST., TEL AVIV, Israel (L3), 6936025
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001089113

## Reporting persons
- HSBC HOLDINGS PLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 3,553,117; shared voting power 0; sole dispositive power 3,553,117; shared dispositive power 0; aggregate amount beneficially owned 3,553,117 (6.5% of the class)
  Comment: The percentage set forth is calculated based upon an aggregate of 54,989,523 Ordinary Shares outstanding as of December 31, 2025, as reported in Form 20-F filed with the Securities and Exchange Commission on March 05, 2026.

## Item 1. Issuer
Name of issuer: Wix.com Ltd.
Address of issuer's principal executive offices: 5 YUNITSMAN ST., TEL AVIV, ISRAEL, 6936025

## Item 2. Person Filing
Name of person filing: HSBC Holdings plc
Address of principal business office or, if none, residence: 8 Canada Square, London E14 5HQ, United Kingdom
Citizenship: Incorporated in England with limited liability

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 3,553,117
Percent of class: 6.5%
Sole power to vote or to direct the vote: 3,553,117
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,553,117
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: HSBC Bank plc has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Person. Such interests of Wix.com Ltd relates to more than 5 percent of the class of Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
HSBC Bank plc
HSBC Continental Europe
HSBC Bank USA National Association
HSBC Trustee C.I. Limited
Internationale Kapitalanlagegesellschaft mbH

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HSBC HOLDINGS PLC: Aileen Taylor, Company Secretary (05/08/2026)